

September 30, 2014

<u>Via E-mail</u>
Martin O'Grady
Vice President – Finance and Chief Financial Officer
Belmond Ltd.
22 Victoria Street
Hamilton HM 12, Bermuda

  Re: Belmond Ltd.
    Form 10-K for the fiscal year ended December 31, 2013
    Filed on February 28, 2014
    File No. 001-16017

Dear Mr. O'Grady:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Kristi Marrone

       Kristi Marrone
       Senior Staff Accountant